DRAFT

Company Contact:	Investor Relations Contact:
Ms. Huizhen Yu	Mr. Crocker Coulson, President
Chief Financial Officer	CCG Investor Relations
China Medicine Corp	Tel: +1-646-213-1915 (NY Office)
Tel: +86-20-8739-1718	E-mail: crocker.coulson@ccgir.com
E-mail: konzern08@163.com	Website: www.ccgir.com

FOR IMMEDIATE RELEASE

China Medicine Announces Strong Second Quarter 2008 Results

Revenues increased 40.8% to $11.6 million
Net Income increased 118.8% to $2.5 million

Guangzhou, China - August 13, 2008 - China Medicine Corporation (OTC BB: CHME) (“China Medicine” or “the Company”), a leading distributor and developer of prescription and over-the-counter pharmaceuticals, traditional Chinese medicines (“TCM”), nutritional and dietary-supplements, medical devices, and medical formulations in the People’s Republic of China (“PRC”), today reported strong financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Highlights:

-- Revenues increased 40.8% to $11.6 million
-- Gross profit increased 72.8% to $4.2 million
-- Operating income increased 107% to $3.0 million
-- Net income increased 118.8% to $2.5 million, or $0.16 per diluted share

“We are pleased to report strong revenue growth driven by an increase in sales of pharmaceutical products through exclusive nationwide and regional distribution rights, competitive pricing, timely delivery of products and excellent after-sales customer service,” commented Mr. Senshan Yang, Chairman and CEO of China Medicine.

Revenues for the second quarter of 2008 grew 40.8% to $11.6 million from $8.3 million in the second quarter of 2007. The increase was attributable to an overall increase in sales from the Company’s pharmaceutical product portfolio. Sales of pharmaceutical products obtained though the Guangdong Sunshine Medicine Public Internet Bidding System contributed to 35% of total revenues. Sales of pharmaceutical products with national distribution rights made up 35.7% of total revenues, and sales of products with manufacturing license accounted for 5.6% of total revenues. Sales of pharmaceutical products with regional-level distribution rights made up 23.7% of total revenues.

Product sales totaled $11.1 million and accounted for 95.1% of total net revenues. Sales of Western-style prescription and over-the-counter products accounted for 66.1% of total revenues for the second quarter. Sales of TCM prescription and over-the-counter products accounted for 26.9% of total revenues. Medical formula sales, which totaled $0.57 million, accounted for 4.9% of total revenues, representing an increase of 14% over the second quarter of 2007.

Gross profit in the second quarter of 2008 was $4.2 million, an increase of 72.8% over the second quarter of 2007. Gross margin increased significantly in the second quarter to 35.7% versus 29.1% for the same period in 2007, and 33.7% in the first quarter or 2008. The increase in gross margin was attributable to the Company’s strategy of restructuring its product portfolio mix, which includes higher-margin prescription pharmaceutical products and less over-the-counter generic pharmaceutical products.

Operating expenses in the second quarter of 2008 were $1.2 million, up 21.5% from $0.96 million in the second quarter of 2007. The increase was due to higher selling, general and administrative expenses, but was less than the increase in revenues for the quarter. Operating expenses represented 10.0% of total revenues in the second quarter of 2008, down from 11.6% in the second quarter of 2007.

Operating income was $3.0 million in the second quarter of 2008, up 107% from $1.4 million in second quarter of 2007. Operating margin for the second quarter of 2008 was 25.7% compared to 17.5% for the second quarter of 2007.

Net income for the second quarter of 2008 was $2.5 million or $0.16 per diluted share, up 118.8% from $1.1 million, or $0.08 per diluted share in the second quarter of 2007. Earnings per share reflect an increase of 1.4 million diluted average shares compared to the second quarter of 2007, primarily due to the exercise of warrants and options.

Six Month Results

For the first half of 2008, revenues increased to $18.7 million, up 40% from $13.4 million in first half of 2007. Gross profit increased 58.1% to $6.5 million in the first six months of 2008, versus $4.1 million in the first six month of 2007. Gross margin was 34.6% in the first half of 2008 compared to 30.6% during the first half of 2007. Operating income in the first half of 2008 grew 84.3% to $4.4 million compared to $2.4 million in the first half 2007. Net income for the first six months of 2008 was $3.6 million or $0.23 per diluted share, up 92.6% from $1.9 million, or $0.15 per diluted share in the first half of 2007.

Financial Condition

As of June 30, 2008, China Medicine had approximately $34.2 million in working capital, an increase of 20% from $28.5 million as of December 31, 2007. Also as of June 30, 2008, China Medicine had $2.8 million in cash and cash equivalents, a decrease of 51.7% from $5.8 million as of December 31, 2007. For the six months ended June 30, 2008, cash used in operating activities was $2.99 million, compared to $3.1 million for the six months ended 2007. Cash used in operating activities is largely related to the Company’s account receivable and advance payments to suppliers. Stockholders’ equity as of June 30, 2008 was $37.0 million, an increase of 20% over the $30.9 million recorded as of December 31, 2007.

Business Outlook

China Medicine is actively expanding its product portfolio to include higher margin products in order to increase profitability. In the first half of 2008, the Company maintained distribution rights, through the Guangdong Sunshine Medicine Public Internet Bidding System, to sell all pharmaceutical products included in its current catalogue. This enables the Company to increase gross margin since it reduces expenses tied to introducing new products into the market.

During the quarter, China Medicine also achieved a major milestone in obtaining a patent for recombinant aflatoxin-detoxifizyme (rADTZ) in Australia that is valid through January 13, 2025. This is in addition to a patent granted in early 2004 from State Intellectual Property Office of China. The Company has applied for rADTZ patents in 13 different jurisdictions in 2007 (including Australia, Canada, the European Union, Indonesia, Israel, Japan, South Korea, Mexico, Russia, South Africa, the U.S., Hong Kong and India). China Medicine is currently testing rADTZ on animal feed and is scheduled to begin working with the Chinese Department of Agriculture on a large scale experiment in order to meet national standards and apply for production permits. Due to the 2008 Beijing Olympics Games, the application for a production permit will be delayed since the Chinese government mandated that all toxic tests and experiments be temporarily halted before and during the Olympics. Therefore, further testing on rADTZ will be suspended for approximately three months.

To date, the Company has been approached by potential customers for rADTZ, including a large scale chicken farm in Guangzhou Province; a leading international provider of food, agriculture and risk management products and services; and an international manufacturer of enzymes for the detergent, textile, and food and feed industries. “The entrance of rADTZ in the animal feed industry is relatively easy since we will only need approval from the Department of Agriculture in China, which is in contrast to entering the food industry, where the process might take years,” said Mr. Yang. “Therefore, our target market is China’s entire feed industry, which is approximately RMB 274.2 billion ($39.8 billion, 1 RMB = $0.145). In the next three years, we hope rADTZ will capture 20% of the animal feed market,” said Mr. Yang.

“Based on our outstanding first half 2008 performance, we feel confident that we will meet our guidance of 25%-35% revenue growth and 30%-35% gross margins for fiscal 2008. In addition, based on our strong second quarter profitability, we expect to exceed our net income guidance of 20%-22% for 2008,” concluded Mr. Yang.

Conference Call

China Medicine will hold its second quarter conference call for all interested persons at 10:00 a.m. Eastern Time on August 13, 2008 to discuss its results. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 888.482.0024. International callers should dial 617.801.9702. When prompted by the operator, mention conference passcode 38093968. If you are unable to participate in the call at its scheduled time, a replay will be available for seven days starting on Wednesday, August 13 at 12:00 p.m. Eastern Time. To access the replay, dial 888-286-8010 (international callers dial 617-801-6888), and enter the passcode 73037488.

About China Medicine Corporation

China Medicine Corporation is a leading pharmaceutical company that discovers and develops medical formulations and distributes over 2,200 pharmaceutical products in China including prescription and over-the-counter drugs, traditional Chinese medicine products, herbs and dietary supplements. The Company distributes the products to wholesale distributors in 28 provinces and to more than 300 hospitals, 500 medicine companies, and 1,788 drug stores throughout China. The Company actively develops a number of proprietary products for many uses including oncology, high blood pressure and the removal of toxins from food and animal feeds. For more information visit the Company's website at http://www.chinamedicinecorp.com.

Cautionary Statement

This press release contains forward-looking statements concerning the Company’s business and products. The Company’s actual results may differ materially depending on a number of risk factors including, but not limited to, the following: general economic and business conditions, obtaining regulatory approval for new products, the expected contribution of higher margin products, government support for rural health care, competition from existing and new competitors, changes in technology, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. China Medicine Corporation undertakes no duty to revise or update any forward-looking statement to reflect events or circumstances after the date of this release.

-FINANCIAL TABLES FOLLOW-

CHINA MEDICINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	Three months ended		Six months ended
	June, 30		June, 30
	2008	2007	2008	2007
REVENUES
Product sales	$11,067,074	$7,764,535	$17,918,458	$12,647,744
Medical formula sales	570,465	499,433	780,120	709,219
Total revenues	11,637,539	8,263,968	18,698,578	13,356,963

COST OF GOOD SOLD	7,481,170	5,859,008	12,230,189	9,264,425

GROSS PROFIT	4,156,369	2,404,960	6,468,389	4,092,538

OPERATING EXPENSES
Research and development	107,824	543	196,216	100,655
Selling, general and administrative	1,060,082	960,924	1,872,590	1,604,770
Total operating expenses	1,167,906	961,467	2,068,806	1,705,425

INCOME FROM OPERATIONS	2,988,463	1,443,493	4,399,583	2,387,113

OTHER INCOME (EXPENSE), NET	32,104	(7,118)	38,087	(10,090)

INCOME BEFORE INCOME TAXES	3,020,567	1,436,375	4,437,670	2,377,023
AND MINORITY INTEREST

PROVISION FOR INCOME TAXES	572,176	338,326	840,943	538,285

INCOME BEFORE MINORITY INTEREST	2,448,391	1,098,049	3,596,727	1,838,738

MINORITY INTEREST	17,833	29,085	45,310	52,117

NET INCOME	2,466,224	1,127,134	3,642,037	1,890,855

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	744,658	302,836	2,071,824	559,325

COMPREHENSIVE INCOME	$3,210,882	$1,429,970	$5,713,861	$2,450,180

EARNINGS PER SHARE
Basic	$0.16	$0.09	$0.24	$0.18
Diluted	$0.16	$0.08	$0.23	$0.15

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	15,206,124	12,160,111	15,118,595	10,692,414
Diluted	15,634,713	14,232,457	15,547,183	12,764,759

CHINA MEDICINE CORPORATION AND SUBSIDIARIES

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
CONSOLIDATED BALANCE SHEETS

ASSETS
	2008	2007
	Unaudited
CURRENT ASSETS
Cash	$2,771,459	$5,767,774
Accounts receivable, trade, net of allowance for doubtful accounts of $59,212 and $55,640 as of June 30, 2008 and
December 31, 2007, respectively	15,176,874	13,626,347
Notes receivables	1,718,702	-
Inventories	5,029,693	3,948,460
Advances to suppliers	9,937,629	5,983,277
Other current assets	86,003	81,221
Total current assets	34,720,360	29,407,079

EQUIPMENT, net	1,296,716	1,388,919

OTHER ASSETS
Deferred expenses	541,328	678,237
Deposit for patent	622,993	-
Intangible assets, net	1,240,804	1,166,003
Total other assets	2,405,125	1,844,240

Total assets	$38,422,201	$32,640,238

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$104,401	$76,907
Other payables and accrued liabilities	19,686	70,343
Customer deposits	221,401	203,281
Taxes payable	115,782	468,184
Liquidated damages payable	44,003	44,003
Total liabilities	505,273	862,718

MINORITY INTEREST	904,070	893,337

SHAREHOLDERS' EQUITY
Preferred stock, $0.0001 par value; 10,000,000 shares authorized,
- and 111,649 shares issued and outstanding
at June 30, 2008 and December 31 2007, respectively	-	11
Common stock, $0.0001 par value; 100,000,000 shares authorized,
15,226,742 and 14,821,641 shares issued and outstanding
at June 30, 2008 and December 31, 2007, respectively	1,522	1,482
Paid-in capital	12,974,863	12,560,078
Statutory reserves	2,191,230	2,191,230
Retained earnings	17,650,624	14,008,587
Accumulated other comprehensive income	4,194,619	2,122,795
Total shareholders' equity	37,012,858	30,884,183

Total liabilities and shareholders' equity	$38,422,201	$32,640,238

CHINA MEDICINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,642,037	$1,890,855
Adjustments to reconcile net income to cash
used in operating activities:
Minority interest	(45,310)	(52,117)
Depreciation and amortization	193,572	130,330
Bad debt expense	-	876
Stock issued for services	-	134,550
Amortization of stock option and warrant compensation	52,314	50,258
Amortization of deferred expenses	175,421	-
Loss on currency exchange	-	19,620
Change in operating assets
Accounts receivable, trade	(657,089)	521,256
Notes receivables	(1,670,875)	-
Inventories	(804,759)	(2,500,265)
Advances to suppliers	(3,473,818)	(3,356,149)
Other current assets	420	(15,919)
Change in operating liabilities
Accounts payable, trade	21,928	30,328
Other payables and accrued liabilities	(52,364)	(67,809)
Other payables-related parties	-	30,772
Customer deposits	4,931	(157,245)
Taxes payable	(371,810)	245,048
Liquidated damages payable	-	1,133
Net cash used in operating activities	(2,985,402)	(3,094,478)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit for patent	(605,657)	-
Purchase of equipment	(17,226)	(214,162)
Purchase of intangible asset	-	(132,011)
Net cash used in investing activities	(622,883)	(346,173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants and options	362,500	5,717,789
Net cash provided by financing activities	362,500	5,717,789

EFFECT OF EXCHANGE RATE ON CASH	249,470	54,060

(DECREASE) INCREASE IN CASH	(2,996,315)	2,331,198

CASH, beginning of period	5,767,774	371,480

CASH, end of period	$2,771,459	$2,702,678